Exhibit 99.2

IDEX Biometrics ASA

2021 Executive Remuneration Report

This report constitutes the Board of Directors of IDEX Biometrics ASA’s report to the 2022 annual general meeting about the implementation in 2021 of the Executive Remuneration Policy adopted by the 2021 annual general meeting. The report will be subject to an advisory vote at the 2022 annual general meeting.

REMUNERATION POLICY

The Company’s remuneration policy for the executives as well as guidelines for incentive programs as approved at the Annual General Meeting on 12 May 2021 are available on the Company’s website. There is no stated policy for remuneration of the shareholder-elected supervisory board, other than the fees shall be proposed by the Nomination Committee and approved by the Annual General Meeting.

OBJECTIVE AND PRINCIPLES

The objective of the IDEX Group’s Executive Remuneration Policy is to attract, motivate and retain highly qualified executives by providing them a balanced and competitive remuneration package that is focused on sustainable results and is aligned with the Company’s long-term strategy. While we do not seek to adhere rigidly to market benchmarks, we monitor and take into account pay levels and incentive opportunities in the principal markets from which we recruit, our peer companies and international companies across industry sectors as relevant.

Many of our investors are long-term holders of our shares. We want our executives to share our shareholders’ perspective and believe remuneration should align their interests accordingly. The balance between the short-term remuneration package and long-term share-based pay and share purchase plan strengthens this alignment.

The Board did not propose any changes to the pay structure in 2021 and confirms there were no deviations from the Executive Remuneration Policy in 2021.

The remuneration of the Board of Directors is proposed by the Nomination Committee and resolved by the general meeting of shareholders. The guiding principle is that the amount should reflect the time spent by, and the responsibilities of the Board of Directors members. Given the nature of responsibilities of the Board of Directors, the remuneration is not dependent on the results of the IDEX Group; it consists of a fixed compensation only.

THE COMPENSATION COMMITTEE

The board has appointed a Compensation Committee among its members. In 2021, the main activities of the Compensation Committee were:

•	Preparing the 2021 Remuneration Report in line with new reporting standards under the EU Shareholder Rights Directive.

•	Reviewing management’s recommendations for grants under the share based programs, and also reviewing any adjustments to the frameworks of such programs, where applicable.

•	Reviewing the approach for the annual salary review process, taking account of company performance and budget availability in addition to market practice and competition.

•	Reviewing the approach to target-setting for, and ongoing performance against, short-term incentive pay in light of the business environment and the company’s stage of development.

•	Considering the incentive arrangements in light of the developing future business strategy.

•	Reviewing employee benefit provision against typical market practice.

2021 Executive Remuneration Report	IDEX Biometrics ASA

REMUNERATION OF THE BOARD OF DIRECTORS

The Board of Directors has seven directors elected by the shareholders in a general meeting. Fees to the board of directors are proposed by the Nomination Committee and approved by the annual general meeting in arrears and consist of a fixed annual base fee for the service period since prior annual general meeting and up to the annual general meeting when the fees are approved. Committee tenure is remunerated by separate, additional fees determined in the same manner. The fees are reviewed, but not necessarily increased, each year, taking into account market practice with reference to an international peer group, as well as the need to attract and retain high-caliber individuals. Members of the Board of Directors are not included in any variable pay incentive programs, share incentive programs, retirement benefit plans or other benefit plans.

BOARD REMUNERATION PAID IN 2021

The fees in the table below represent fees approved at the Annual General Meeting on May 12, 2021. The directors did not receive any other fees in the capacity of board members.

NOK thousand	Base board fee	Additional fee
All Board of Directors members	425
Chair of the Board of Directors		85
Chair of the Audit Committee		85
Chair of the Compensation Committee		125
Member of the Audit Committee		25
Member of the Compensation Committee		85

Committee membership until 2021 Annual General Meeting	Audit Committee *	Compensation Committee **
Morten Opstad (Chair)
Lawrence John Ciaccia (Deputy chair)		Member
Deborah Davis	Member	Chair
Hanne Hovding	Member
Annika Olsson **
Thomas M. Quindlen (Observer) **
Stephen A. Skaggs	Chair

*	The separate compensation committee was established in the fourth quarter of 2019, and the separate audit committee was established in the first quarter of 2021.
**

Ms. Olsson and Mr. Quindlen were elected to the Board of Directors on May 12, 2021. Mr. Quindlen had served as non-voting board observer since October 2020 until he was elected to the board in May 2021.

OTHER REMUNERATION TO DIRECTORS

The chair of the board, Mr. Opstad, is a partner at Advokatfirmaet Ræder AS. Ræder is the legal counsel for IDEX. Mr. Opstad executive functions beyond board duty, pursuant to an agreement dated January 30, 2018. The hourly fee for these services is invoiced by Ræder. The law firm provided services to the Company amounting to a total, including the fees to Mr. Opstad amounting to $338 thousand in 2021 and $477 thousand in 2020.

Mr. Ciaccia has served on IDEX’s Strategy Advisory Council (SAC) since January 2014 and continues his tenure on the SAC. Mr. Ciaccia also provides consulting services to IDEX. The combined fee for SAC service and consulting services amounted to $65 thousand in 2021 and $65 thousand in 2020.

We do not grant subscription rights to Directors, in their capacity as such. Mr. Ciaccia holds 600,000 incentive subscription rights which were originally granted to him on August 15, 2018, in his capacity of adviser to the company. The exercise price was NOK 5.10 per share. The 2018 subscription rights were replaced by a grant of the same quantity of subscription rights effective June 17, 2020, at subscription price NOK 1.71 per share. The subscription rights vest by annually over three years and expire on May 15, 2025.

IDEX Biometrics ASA	2021 Executive Remuneration Report

DIRECTORS’ SHAREHOLDINGS

	Number of shares				USD thousand
	1 Jan. 2021	Purchased	Sold	31 Dec. 2021	Market value
Morten Opstad (Chair)	7,398,916	—	—	7,398,916	$3,040
Lawrence John Ciaccia (Deputy chair)	271,563	143,458	—	415,021	171
Deborah Davis	564,479	—	—	564,479	232
Hanne Hovding	487,778	—	—	487,778	200
Annika Olsson	—	52,631	—	52,631	22
Thomas M. Quindlen	275,000	138,981	—	413,981	170
Stephen A. Skaggs	764,909	253,144	—	1,018,53	418

Total	9,762,645	588,214	—	10,350,859	$4,252

CHANGES IN THE REMUNERATION TO THE BOARD OF DIRECTORS

In 2021, the remuneration of the board of directors was increased compared to the prior years to reflect the additional responsibility of members due to IDEX’s listing of its ADSs on the Nasdaq Capital Market in the United States. The introduction of a separate compensation committee as of the fourth quarter of 2019 and a separate audit committee as of the first quarter 2021 caused committee-specific additional fees to be paid as of 2020 and 2021, respectively.

Remuneration of the Board of Directors
NOK thousand	2021**	Chg	2020*	Chg	2019	Chg	2018	Chg	2017
Morten Opstad	510	36%	375	0%	375	15%	325	0%	325
Lawrence John Ciaccia[1]	510	42%	360	20%	300	0%	300	0%	300
Deborah Davis[2]	575	53%	375	25%	300	0%	300	0%	300
Hanne Høvding[3]	450	50%	300	0%	300	0%	300	0%	300
Thomas M. Quindlen[4]	280		—		—		—		—
Stephen A. Skaggs[5]	510	70%	300		—		—		—

Total	2,835	66%	1,710	34%	1,275	4%	1,225	0%	1,225
Remuneration of former member					300	0%	300	0%	300

Total incl. former member	2,835	66%	1,710	9%	1,575	3%	1,525	0%	1,525

*	Board fees for compensation committee members reflect that the committee was active from the fourth quarter of 2019
**	Board fees for audit committee members reflect that the committee was active from the first quarter of 2021
[1]	Mr. Ciaccia was member of the Compensation Committee in the periods that the remuneration paid in 2021 and 2020 related to.
[2]

Ms. Davis was chair of the Compensation Committee in the periods that the remuneration paid in 2021 and 2020 related to. Ms. Davis was member of the Audit Committee in the period that remuneration paid in 2021 related to.

[3]	Ms. Høvding was member of the Audit Committee in the period that remuneration paid in 2021 related to.
[4]	Mr. Quindlen was a board observer in the period that remuneration paid in 2021 related to. He was elected as a board member in May 2021.
[5]	Mr. Skaggs was chair of the Audit Committee in the period that remuneration paid in 2021 related to.

The amounts above are the cash remuneration as approved by the respective annual general meetings. The effect of any election by the director to take all or part of the remuneration in shares has not been taken into account.

2021 Executive Remuneration Report	IDEX Biometrics ASA

REMUNERATION OF EXECUTIVES

REMUNERATION COMPONENTS

The Remuneration Policy sets out the principles for executive remuneration. IDEX provides the same remuneration components to its executives as to the employees at large:

•	Base pay

•	Variable cash pay

•	Share-based programs

•	Insurance, pension contribution and other benefits

There have not been any deviations from the policy in 2021.

Base pay

The base pay is a fixed cash salary. The base pay is in line with the market for corresponding jobs in the industry and location. Position scoping is based on job content. Within scope, the pay can be adjusted to reflect the individual’s expertise and performance. The scoping and level within scope is normally reviewed annually.

There were no adjustments to executives’ base salary in 2021.

Variable cash pay

The company’s annual incentive program for the executives includes revenue generation as a gating and scaling component. In addition, various financial and operational components like product margin, operating expense, product development, supply chain performance and organizational improvement are factored in.

The components are selected from the company’s business strategy and operational plans. The variable elements of the remuneration promote the company’s goals and align employees’ and shareholders’ motivation. Full target incentive pay achievement is expressed as a percentage of base pay, up to 100%. In order to have the ability to recognize instances of significant revenue and profitability achievements, variable pay awards may exceed target levels if certain key company performance metrics within the plan have been exceeded in any particular year, but may not exceed 200% of annual base pay.

The following criteria were in effect in 2021. The measurement scale and achievement are not disclosed because of competitive considerations. The criteria reflected the company’s strategy of profitable growth, technical innovation and product development, cost control, and organizational development.

Criterion	Weight	Alignment with strategy and shareholders’ interests
Gross margin	20%	Shareholder value creation and sustainable financial results are dependent on profit

Product development and release	30%	Intellectual property creation is a pivotal factor in creating and maintaining competitive advantage

Opex spending vs. budget	30%	A sustainable business needs to practice financial discipline

Customer satisfaction	10%	Pivotal factor in retaining customers

HR development actions	10%	The intellectual property and operational effectiveness and efficiency is created by IDEX’s human resources

Revenue multiplier; Multiplier of the weighted achievement of the above	Multiplier	Generating revenue is fundamental to building a viable business from IDEX’s technology and absent revenue growth, the other factors have no value

The overall achievement on the above criteria was scaled with a revenue multiplier. The compensation committee and the board reviews performance against criteria and determines the bonus achievement. Overall achievement in 2021, including the revenue multiplier, was 36/100 of target bonus. In view of the company’s commercial and financial situation at the end of 2021, no incentive pay was awarded to any of the executives.

IDEX Biometrics ASA	2021 Executive Remuneration Report

The incentive pay is normally settled in cash. The board may also decide to settle all or part of the incentive pay in shares. Incentives are paid pro rata when the executive has not served the full period. Incentives are normally paid only if the executive remains employed on the settlement date.

The board may offer specific one-off incentive payments related to successful completion of certain key projects. Such incentives will be in addition to any annual incentives. Such one-off incentives may not exceed 25% of annual base pay in a calendar year.

Incentives are paid only in arrears. IDEX’s employment agreements do not have any clawback provisions. In cases of misconduct and misinformation, clawback may or may not be successful based on applicable legislation.

No clawbacks of variable pay have been attempted or conducted in 2021.

Share-based programs

The executives participate in the same share-based programs that are in effect for all employees; currently the subscription rights-based incentive program (SR program) and the employee share purchase plan (ESPP). The share-based remuneration programs are each year presented to and resolved by the annual general meeting before they are implemented by the board. To align the executives’ financial interest with the shareholders’, the SR program will yield a gain to the executives only if the share price increases, and a four-year vesting by 25% per year balances short-term attractiveness and long-term retention effect. The ESPP is designed to motivate executives to invest in the company. By investing in the company, the executives will have joint interests with the shareholders at large.

The share-based incentive program is based on a grant of subscription rights with exercise price at-the money on the grant date. The option value of new hire grants on grant date have been in the bracket 50%-200% of annual base pay. The bracket is wide because the share-based incentive element must be tailored to the role and should also be reflective of market compensation practice in the location from which the role is based. This element must also provide a strong incentive for key executives to create shareholder value.

Subject to the board’s discretion, the exercise price may also be set below market price on the grant date for up to 1% of the registered number of shares in company as of the 2021 Annual General Meeting, but under no circumstance lower than the par value of the shares.

Grants in 2021 are shown in the “Grants of Subscription Rights to Executives” table presented below.

There have not been practiced any lock-up periods after exercise, but this may be determined by the board if the board considers it to be in the long-term interest of the company. The company has a practice of making annual new grants at about 1⁄4 value of the new hire grant.

Executives did not exercise any subscription rights in 2021.

The ESPP allows the participant to convert up to 20% of the base salary into shares, by contributing an amount from each paycheck during six months, and purchasing new issue shares at 15% discount on lower of the share price at beginning and end of the contribution period.

Messrs. Graziani and Eaton participated in the ESPP. The reported benefit is the nominal discount upon acquisition of the shares.

Insurance, pension contribution and other benefits

Executives are enrolled in the same insurance, pension and other benefits programs as offered to all employees in the same location. The company does not offer any pension schemes to executives other than contribution to insured pension schemes or pension investment, as customary in the location. Pension contribution is earned only on base pay, unless additional contributions are legally mandated in the location.

2021 Executive Remuneration Report	IDEX Biometrics ASA

Contractual arrangements

The employment agreements with the executives are set up in line with the employment agreements in the entity where the executive is employed, with any position-specific modifications.

Executive	Duration	Notice period	Pension	Termination terms
Vincent Graziani, CEO	Open-ended at will employment agreement with IDEX Biometrics America Inc.	6 months	No contribution	3 months salary paid unless terminated by the company for cause. No other post-employment salary or benefits.

James A. Simms, CFO	Open-ended at will employment agreement with IDEX Biometrics America Inc.	90 days	No contribution	No post-employment salary or benefits.

Anthony Eaton, CTO	Open-ended employment agreement with IDEX Biometrics UK Ltd.	3 months	IDEX Biometrics UK Ltd. program: Minimum company contribution 2% and the company will match employee contribution up to 6%.	Non-compete clause for up to 6 months may be invoked by IDEX against paying compensation.

Catharina Eklof, CCO	Individual contractor *, open- ended service agreement with IDEX Biometrics ASA	6 months	Not applicable	No post-contract payments

*	Ms. Eklof is hired as an individual contractor because IDEX does not have a subsidiary in Belgium.

Executives’ shareholdings
	Number of shares				USD thousand
	Jan. 1, 2021	Purchased	Sold	Dec. 31, 2021	Market value
Vincent Graziani, CEO	810,239	363,040	—	1,173,279	$421
James A. Simms, CFO	—	1,494,736	—	1,494,736	$536
Anthony Eaton, CTO	249,575	15,381	—	264,956	$95
Catharina Eklof, CCO	—	89,684	—	89,684	$32

Total	1,059,814	1,962,841	—	3,022,655	$1,084

	Number of subscription rights				(USD thousand)
	Jan 1, 2021	Granted	Exercised	Dec. 31, 2021	Intrinsic value
Vincent Graziani, CEO	5,000,000	1,210,400	—	6,210,400	$1,269
James A. Simms, CFO	—	2,997,400	—	2,997,400	$163
Anthony Eaton, CTO	1,452,800	210,300	—	1,663,100	$259
Catharina Eklof, CCO	—	2,000,000	—	2,000,000	$177

Total	6,452,800	6,418,100	—	12,870,900	$1,868

IDEX Biometrics ASA	2021 Executive Remuneration Report

Grants of Subscription Rights to Executives
			Number of Subscription Rights					USD thousand
Grantee, Grant year	Exercise year	Exerc. price, NOK per share	Holding Jan 1, 2021	Granted	Exercised, canceled, or forfeited	Holding Dec. 31, 2021	Vested Dec. 31, 2021	Nominal value Dec. 31, 2021
Vincent Graziani
2020	2021-2025	1.11	5,000,000	—	—	5,000,000	1,250,000	$291
2021	2022-2026	2.14	—	1,210,400	—	1,210,400	—	—

Total			5,000,000	1,210,400	—	6,210,400	1,250,000	291

James A. Simms
2021	2022-2026	2.71	—	2,750,000	—	2,750,000	0	—
2021	2022-2026	2.40	—	247,400	—	247,400	—	—

Total			—	2,997,400	—	2,997,400	—	—

Anthony Eaton
2019	2020-2024	1.65	327,800	—	—	327,800	163,900	28
2020	2021-2025	1.71	1,125,000	—	—	1,125,000	375,000	62
2021	2022-2026	2.40	—	210,300	—	210,300	—	—

Total			1,452,800	210,300	—	1,663,100	538,900	90

Catharina Eklof
2021	2022-2026	2.38	—	2,000,000	—	2,000,000	—	—

Total			—	2,000,000	—	2,000,000	—	—

Total executive team			6,452,800	6,418,100	—	12,870,900	1,788,900	$381

There are no other vesting criteria than the executive remaining an employee or individual contractor to IDEX.

Executive Remuneration – Comparisons

IDEX applies the same basic principles to the executive remuneration as for all the company’s employees, benchmarking salaries against the relevant external market for the roles and assessing role complexity and individual performance.

		Fixed remuneration		Variable remuneration
(USD thousand)	Year	Salary	Other Benefits[1]	Incentive Pay[2]	Share- Based[3]	Total	Proportion fixed vs variable remun.
CURRENT MEMBERS
Vincent Graziani, CEO	2021	400	25	44	126	595	72% - 28%
	2020	312	23	—	120	455	74% - 26%

James A. Simms, CFO	2021	211	20	—	180	411	56% - 44%

Anthony Eaton, CTO	2021	254	18	22	60	354	77% - 23%
	2020	220	14	24	132	390	60% - 40%
	2019	188	24	23	83	318	67% - 33%

Catharina Eklof, CCO[4]	2021	259	—	76	108	442	59% - 41%

2021 Executive Remuneration Report	IDEX Biometrics ASA

		Fixed remuneration		Variable remuneration
(USD thousand)	Year	Salary	Other Benefits[1]	Incentive Pay[2]	Share- Based[3]	Total	Proportion fixed vs variable remun.
FORMER MEMBERS
Stan Swearingen, CEO[5]	2020	38	4	15	113	170	25% - 75%
	2019	360	8	216	451	1,035	36% - 64%
	2018	369	9	0	693	1,071	35% - 65%

Hemant Mardia, CEO[6]	2018	401	0	0	521	922	43% - 57%
	2017	432	0	172	321	925	47% - 53%

Derek P. D’Antilio, CFO[7]	2021	100	10	56	-25	141	79% - 21%
	2020	279	25	18	84	405	75% - 25%
	2019	123	4	—	31	158	80% - 20%

Henrik Knudtzon, CFO[8]	2019	167	5	91	119	382	45% - 55%
	2018	246	4	90	214	554	45% - 55%
	2017	220	4	63	144	431	52% - 48%

Fred Benkley, CTO[9]	2019	223	10	26	155	414	56% - 44%
	2018	227	13	87	188	515	47% - 53%
	2017	214	20	0	134	368	64% - 36%

Total	2021	1,224	73	198	449	1,943	67% - 33%
	2020	849	66	57	449	1,421	64% - 36%
	2019	1,061	51	356	839	2,307	48% - 52%
	2018	1,243	26	177	1,616	3,062	41% - 59%
	2017	866	24	235	599	1,724	52% - 48%

1	Benefits such as medical and life insurance or pension contribution.
2	Variable pay is reported in the year it is paid, which will be the year following the performance year, when results are known.
3

The reported amount is the amortised cost in the year under IFRS 2 Share-based payments, for incentive subscription rights. The reported amount for ESPP is the nominal discount in shares acquired in 2021. Both amounts represent an upfront calculation and does not represent any gain from the plans.

4

Ms. Eklof is an individual contractor on assignment for IDEX as of June 1, 2021. The salary and incentive amounts reported are the gross invoiced amounts which will cover also any employer’s taxes and other employer benefits. The 2021 incentive was a sign-on fee.

5	Mr. Swearingen served as CEO from April 2018 to February 2020
6	Mr. Mardia served as CEO until March 2018
7	Mr. D’Antilio served as CFO from July 2019 to April 2021
8	Mr. Knudtzon stepped down as CFO in July 2019
9	Mr. Benkley stepped down as CTO in March 2019 where after he continued as Chief Innovation Officer

There were no salary adjustments in 2021 or 2020. The increase from 2020 to 2021 was a result of a temporary reduction of salaries in March-May 2020.

KEY FINANCIAL PERFORMANCE FIGURES AND EXECUTIVE PAY RATIO

The table below shows key figures related to financial performance, number of employees and average remuneration for employees for the last five years:

Key Figures	2021	2020	2019	2018	2017
Total Revenue (USD thousand)	$2,840	$1,095	$424	$440	$2,113
Net Loss (USD thousand)	$(32,552)	$(26,754)	$(32,423)	$(30,225)	$(30,919)
Number of employees	95	102	109	99	100
Change in average salary all employees[1]	20%[2]	-18%[3]	5%	3%	0.1%

[1]	Salary only. Benefits and other elements of compensation is excluded
[2]	The increase was a result of customary salary increases as well as 2020 salary expense reflecting a temporary reduction of salaries in that year
[3]	The decrease was a result of temporary salary reductions in March-May 2020 due to cost containment measures

Average salary measured in USD is influenced by currency rates and different salary levels and increases in the markets in which IDEX Biometrics operates. At the end of 2021, 60% of the group’s employees were employed in the US, 29% in the UK, 9% in China and 2% in Norway. Product development employees comprise about 75% of the workforce in the group.

We apply the same basic principles to the Executive remuneration as we do for all our employees, benchmarking salaries against the relevant external market for the role.

IDEX Biometrics ASA	2021 Executive Remuneration Report

The CEO to average employee remuneration ratio for 2017-2021 is shown in the table below. Average remuneration is based on all employee costs, including incentives and benefits.

The Parent Company, IDEX Biometrics ASA, is a small entity, with two local employees at the end of 2021. Remuneration statistics is not disclosed. The table below therefore shows the global IDEX Biometrics group numbers and ratios.

USD thousand	2021	Chg	2020	Chg	2019	Chg	2018	Chg	2017
CEO, Vincent Graziani[1]	595	31%	455	—
CFO, James A. Simms[2]	411	—
Former CFO, Derek P. D’Antilio[3]	141	-65%	405	156%	158	—
CTO, Anthony Eaton[4]	354	-9%	390	23%	318	—
CCO, Catharina Eklof[5]	442	—

Average total payroll per employee, excl. all executives	213	28%	166	-11%	187	6%	176	4%	168

Ratio CEO over average employee	2.8		2.7
Ratio CFO over average employee	1.9
Ratio former CFO over avg. empl.	0.7		2.4		1.0
Ratio CTO over average employee	1.7		2.4		1.7
Ratio CCO over average employee	2.1

[1]	There was a change in CEO in 2018 and again in 2020. Mr. Graziani joined IDEX AS CEO effective March 2020
[2]	There was a change in CFO in 2019 and again in 2021. Mr. Simms joined IDEX as CFO in April 2021
[3]	Mr. D’Antilio joined IDEX as CFO in July 2019 and resigned in April 2021
[4]	There was a change in CTO in 2019
[5]	Ms. Eklof joined IDEX as CCO in June 2021

D&O INSURANCE AND INDEMNIFICATION AGREEMENTS

ADSs representing the company’s shares are listed on the Nasdaq Capital Market in the United States. The company and its directors and officers are subject to incremental liability in the U.S., and the board has determined that, in order to attract and retain qualified individuals to the board and executive management, the company will maintain, on an ongoing basis, at its expense, liability insurance to protect directors and officers in the company from certain liabilities.

Upon recommendation from the nomination committee and approval by the general meeting of shareholders, the company has contractually obligated itself to indemnify, and to advance expenses on behalf of, the directors and officers to the fullest extent permitted by applicable Norwegian law so that they will serve or continue to serve the company free from undue concern.

April 20, 2022

The board of directors of IDEX Biometrics ASA

/s/ Morten Opstad	/s/ Lawrence John Ciaccia	/s/ Deborah Lee Davis
Morten Opstad	Lawrence John Ciaccia	Deborah Lee Davis
Chair	Deputy chair	Board member

/s/ Hanne Høvding	/s/ Annika Olsson
Hanne Høvding	Annika Olsson
Board member	Board member

/s/ Thomas Quindlen	/s/ Stephen Andrew Skaggs
Thomas Quindlen	Stephen Andrew Skaggs
Board member	Board member

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INDEPENDENT AUDITOR’S ASSURANCE REPORT ON REMUNERATION REPORT

To the General Meeting of IDEX Biometrics ASA

Opinion

We have performed an assurance engagement to obtain reasonable assurance that IDEX Biometrics ASA’s report on salary and other remuneration to directors (the remuneration report) for the financial year ended December 31, 2021 has been prepared in accordance with section 6-16 b of the Norwegian Public Limited Liability Companies Act and the accompanying regulation.

In our opinion, the remuneration report has been prepared, in all material respects, in accordance with section 6-16 b of the Norwegian Public Limited Liability Companies Act and the accompanying regulation.

Board of directors’ responsibilities

The board of directors is responsible for the preparation of the remuneration report and that it contains the information required in section 6-16 b of the Norwegian Public Limited Liability Companies Act and the accompanying regulation and for such internal control as the board of directors determines is necessary for the preparation of a remuneration report that is free from material misstatements, whether due to fraud or error.

Our independence and quality control

We are independent of the company in accordance with the requirements of the relevant laws and regulations in Norway and the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements. Our firm applies International Standard on Quality Control 1 (ISQC 1) and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Auditor’s responsibilities

Our responsibility is to express an opinion on whether the remuneration report contains the information required in section 6-16 b of the Norwegian Public Limited Liability Companies Act and the accompanying regulation and that the information in the remuneration report is free from material misstatements. We conducted our work in accordance with the International Standard for Assurance Engagements (ISAE) 3000 – “Assurance engagements other than audits or reviews of historical financial information”.

A member firm of Ernst & Young Global Limited

2

We obtained an understanding of the remuneration policy approved by the general meeting. Our procedures included obtaining an understanding of the internal control relevant to the preparation of the remuneration report in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. Further we performed procedures to ensure completeness and accuracy of the information provided in the remuneration report, including whether it contains the information required by the law and accompanying regulation. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Oslo, April 29, 2022

ERNST & YOUNG AS

Leiv Aschehoug
State Authorised Public Accountant (Norway)

Independent auditor’s assurance report on remuneration report - IDEX Biometrics ASA 2021

A member firm of Ernst & Young Global Limited